November 21, 2024

Coreen Kraysler
Chief Financial Officer
Netcapital Inc.
1 Lincoln Street
Boston, MA 02111

        Re: Netcapital Inc.
            Form 10-K for Fiscal Year Ended April 30, 2023
            Response dated October 31, 2024
            File No. 001-41443
Dear Coreen Kraysler:

        We have reviewed your October 31, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our October
11, 2024 letter.

Form 10-K for Fiscal Year Ended April 30, 2023
General

1.     Please confirm there have been no material changes to representations and data
       contained in the Company   s response to the comments in our letter
issued October 11,
       2024.
2.     Regarding the Company   s response to prior comment 1, we have the
following
       comments:
           The Company   s response appears to exclude discussion of the
Company   s
          subsidiaries, as requested. Accordingly, we reissue the comment as to the
          Company   s subsidiaries.
           The Company   s response describing the    Activities of Officers
and Directors
          was not sufficiently detailed to permit the staff to evaluate the
Company   s
          position. Please revise with additional details.
 November 21, 2024
Page 2

3.    Regarding the Company   s response to staff   s prior comment 2, we have
the following
      comments:
          Valuation of Subsidiary Interests:
          o With respect to Netcapital Funding Portal Inc. (   Funding Portal
), please
             provide additional detail as to how the Company applies valuations of users, investors, and issuers to determine the overall valuation of the Funding
             Portal. In addition, the response states that the Company   s
valuation of the
             Funding Portal reflects    the portal   s operational potential.
 Please provide
             additional analysis, including citations to applicable law and precedent, about
             how a valuation based on future    operational potential    is
consistent with the
             requirement in the Investment Company Act of 1940, as amended (
1940
             Act   ), to determine    value    as of the applicable date of
measurement.
          o With respect to Netcapital Advisors, please provide additional information and analysis about why each type of calculation was performed and how each calculation is consistent with the requirement in 1940 Act to determine
                value    as of the applicable date. Please include the analysis
for the
             Company   s weighted average of these valuations.
          o With respect to the valuation of MSG Development Corp (   MSG   ),
please
             clarify whether the retirement of the person referenced in response was the
             sole basis of the Company   s value determination. If so, please
discuss how
             the use of such retirement is consistent with the requirement in 1940 Act to
             determine    value    as of the applicable date of measurement. If
not, please
             identify the other factors that the Company used.
            Please provide a detailed legal analysis as to whether, in the
Company   s view, the
          Funding Portal and Netcapital Advisors are    investment securities
 for purposes
          of 1940 Act.
            With respect to the Funding Portal, the staff notes that a registered funding portal may fall within the definition of investment company under section 3(a)(1)(C) of the 1940 Act. See Regulation Crowdfunding adopting release available at
          https://www.sec.gov/rules/final/2015/33-9974.pdf, footnote 633.
4. Please advise if the Company believes that Netcapital Advisors meets the definition of
         investment adviser    under the Investment Advisers Act of 1940 and,
if so, whether
      the Company intends to register as such with the Commission or with any state. Please provide analysis to support your position.
 November 21, 2024
Page 3

       Please contact Bonnie Baynes at 202-551-4924 or Rolf Sundwall at 202-551-3105 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets